Exhibit (i) (26)
DISTRIBUTION SERVICES AGREEMENT
This Agreement, effective as of October 28, 2011, is between New York Life Insurance and Annuity Corporation, a life insurance company organized under the laws of the State of Delaware (the “Company”), Northern Lights Distributors, LLC, a Nebraska limited liability company (the “Distributor”), ValMark Advisers, Inc., an Ohio corporation (the “Adviser”) and Northern Lights Variable Trust, an open-end management investment company organized as a Delaware business trust (the “Trust”), and is intended to supplement the Fund Participation Agreement dated October __, 2011 by and between the parties (the “Participation Agreement”).
Whereas, the funds listed in Exhibit A hereto, each of which is a series of the Trust (each a “Fund” and collectively, the “Funds”) have adopted a plan (“12b-1 Plan”) for purposes of paying for distribution and shareholder services under Rule 12b-1 of the Investment Company Act of 1940 with respect to the Fund; and
Whereas, the Company will make the Funds available as investment options under certain variable life insurance contracts listed in Schedule A to the Participation Agreement (the “Contracts”); and
Whereas, the Company’s broker-dealer serves as the principal underwriter of the contracts and the Company on behalf of the broker-dealer is interested in performing certain distribution and related administrative services for the Trust with respect to each Fund in exchange for the receipt of fees pursuant to the 12b-1 Plan.
In consideration of the foregoing and the mutual covenants set forth below the Company and the Trust agree as follows:
1. Services. The Company has agreed to assist Trust, as it may request from time to time, with the provision of distribution and related administrative services to the Fund, as they may relate to the sales of Contracts offering the Funds as investment options. It is anticipated that such services shall include any activities primarily intended to result in the sale of shares of the Funds through the Contracts, which may include (but are not limited to): distribution of Fund reports, prospectuses, and SAIs to other than existing holders of Contracts; the preparation and distribution of sales literature and advertising material for the Funds as may be reasonably requested by the Trust from time to time; continuing education and training of insurance agents and other representatives of the Company, as well as other financial advisors, with respect to the Funds; the provision of distribution support services by insurance agents and other representatives of the Company, as well as other financial advisors, who will provide personal service and attention to individuals other than existing holders of Contracts; and other distribution and related administrative services in respect of the Funds as mutually agreed upon from time to time.
2. Payment for Services. In consideration of the distribution and related administrative services to be provided by the Company and its agents, the Trust, in accordance with the 12b-1 Plan, shall pay to the Company the fees with respect to each Fund equal to the amount set forth in Exhibit A per annum of the average aggregate net asset value of the shares of the Fund held by the Separate Accounts under the Participation Agreement. Notwithstanding the foregoing, payments made to Company under this Agreement shall not in any event exceed of the amounts permitted by the 12b-1 Plan in effect with respect to each particular Fund, as disclosed in the Prospectus and paid out by the Fund. For purposes of computing the payment to the Company contemplated under this Paragraph 2, the average aggregate net asset value of shares of the Funds held by the Separate Accounts over a monthly period shall be computed by totaling each Separate Account’s aggregate investment (share net asset value multiplied by total number of shares held by the Separate Account) on each business day during the calendar month, and dividing by the total number of business days during each month. The Payments contemplated by this Paragraph 2 shall be calculated by the Trust at the end of each calendar month and will be paid to each Company within 30 business days thereafter.
3. Term and Termination. This agreement may be terminated by either party, without payment of any penalty, upon 60 days’ prior written notice to the other party. This Agreement will terminate automatically upon assignment. Unless terminated as herein provided, this Agreement shall continue in effect for one year from the effective date and shall continue in effect for successive periods of one year thereafter, but only so long as each such continuance is specifically approved by votes of a majority of both: (i) the Trustees of the Trust; and (ii) the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Agreement (the “Qualified Trustees”), cast in person at a meeting called for the purpose of voting on such approval. This Agreement may be terminated with respect to a Fund at any time by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of that Fund. If this Agreement is terminated with respect to a Fund, the Trust will not be required to make any payments for expenses incurred after the date of termination. Unless terminated with respect to a Fund by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, payments pursuant to this Agreement shall continue for so long as the Separate Accounts own shares of the Funds.
4. Relationship to Other Agreements. This Agreement is intended to supplement the Participation Agreement and not intended to conflict with or supersede the provisions of the Participation Agreement. All representations and warranties made by the parties in the Participation Agreement are incorporated into this Agreement and shall be deemed to have been made in connection with this Agreement.
Signature Page Follows

NORTHERN LIGHTS VARIABLE TRUST
By:
	Name:	Andrew Rogers
	Title:	President

ValMark Advisers, Inc.
By:
	Name:	Michael McClary
	Title:	Chief Investment Officer

Northern Lights Distributors, LLC
By:
	Name:	Brian Nielsen
	Title:	President

New York Life Insurance and Annuity Corporation
By:
Name:
Title:

Exhibit A

Fund	Fee
TOPS™ Capital Preservation ETF Portfolio (Class 2)	25 bps (0.25%)

TOPS™ Balanced ETF Portfolio (Class 2)	25 bps (0.25%)

TOPS™ Moderate Growth ETF Portfolio (Class 2)	25 bps (0.25%)

TOPS™ Growth ETF Portfolio (Class 2)	25 bps (0.25%)

TOPS™ Aggressive Growth ETF Portfolio (Class 2)	25 bps (0.25%)

TOPS™ Protected Balanced ETF Portfolio (Class 2)	25 bps (0.25%)

TOPS™ Protected Moderate Growth ETF Portfolio (Class 2)	25 bps (0.25%)

TOPS™ Protected Growth ETF Portfolio (Class 2)	25 bps (0.25%)